FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 2, 2005

Commission File Number  001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Company’s explanation of the reportage, “Thomson filed a complaint against BenQ and AUO”, dated March 2, 2005.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: March 2 , 2005	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
March 2, 2005
English Language Summary

Subject:	The Company’s explanation of the reportage, “Thomson filed a complaint against BenQ and AUO.”

Regulation:	Published pursuant to Article 2-31 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events:	2005/03/02

Content:

1.	Name of the reporting media: Commercial Times

2.	Date of the report: 2005/03/02

3.	Content of the report: Thomson Licensing S.A. (France) and Thomson Licensing Inc. (NY) filed a complaint with United States International Trade Commission (ITC) in the U.S. against BenQ and AUO, requesting ITC to initiate an investigation, pursuant to section 337 of the Tariff Act of 1930, in connection with certain color television receivers and color display monitors, and components thereof.

4.	Summary of the information provided by investors: N/A

5.	Company's explanation of the reportage or provided information: The Company is unable for the time being to comment on the proceedings due to ITC’s confidential treatment and will be looking into the matter further.

6.	Countermeasures: N/A

7.	Any other matters that need to be specified: N/A